Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Forms S-8 No. 333-35245, No. 333-55838 and No. 333-116528 pertaining to the Incentive Plan of Carrizo Oil & Gas, Inc. of our report dated March 15, 2005 (except for Note 3 for which the date is April 10, 2006), with respect to the consolidated financial statements as of and for the year ended December 31, 2004 and our report dated May 2, 2005 (April 10, 2006 as to the effects of the additional material weaknesses described in Management’s Report on Internal Control over Financial Reporting (Restated)) with respect to management’s assessment of the effectiveness of internal controls over financial reporting, of Carrizo Oil & Gas, Inc. included in the Annual Report on Form 10-K/A for the year ended December 31, 2004.

/s/ Pannell Kerr Forster of Texas, P.C.

Houston, Texas
June 7, 2006